Exhibit 99.9

This press release does not constitute an offer to acquire securities.

PRESS RELEASE DATED JULY 24, 2018

SIMPLIFIED TENDER OFFER

for the shares of

initiated by

presented by

Bank presenting the offer	Bank presenting the offer and acting as guarantor

AVAILABILITY OF THE OFFER DOCUMENT

TERMS OF THE OFFER :

€42 per share of Direct Énergie

This press release was prepared by Total and made available to the public pursuant to Article 231-27, 1° and 2° of the General Regulation of the Autorité des Marchés Financiers (the “AMF”).

IMPORTANT NOTICE

In the event that, following the simplified tender offer, the number of shares not tendered by Direct Énergie’s minority shareholders represents five percent or less of Direct Énergie’s share capital or voting rights, Total reserves the right, within three months following the closing of the simplified tender offer and in accordance with Article L. 433-4 III of the French Monetary and Financial Code and Articles 237-14 to 237-19 of the AMF’s General Regulation, to conduct a squeeze-out to acquire the Direct Énergie shares not tendered in the simplified tender offer (except for Direct Énergie’s treasury shares as well as Direct Énergie’s shares subject to a liquidity mechanism) in exchange for compensation equal to the offer price, after adjustments where applicable.

This press release does not constitute an offer to acquire securities.

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-23 of the AMF’s General Regulation, the AMF has, in accordance with its decision regarding the simplified tender offer for the shares of Direct Énergie on July 24, 2018, granted approval No. 18-324 as of July 24, 2018 to the offer document prepared by Total S.A.

Information relating to Total S.A., in particular its legal, financial and accounting characteristics, was filed with the AMF on July 24, 2018 and supplements the offer document prepared by Total S.A.

The offer document is available on the website of the AMF (www.amf-france.org) and of Total S.A. (www.total.com) and may be obtained free of charge from:

Total 2, place Jean Millier La Défense 6 92400 Courbevoie France	Lazard Frères Banque 121 Boulevard Haussmann 75382 Paris cedex 08 France	Société Générale CORI/COR/SEG 75886 Paris cedex 18 France

PRESS AND INVESTOR RELATIONS CONTACTS FOR TOTAL S.A.:

Press relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations : +44 (0)207 719 7962 l ir@total.com

This press release has been prepared for informational purposes only and does not constitute an offer to acquire securities. The distribution of this press release, the offer or acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Persons coming into possession of this press release must inform themselves of the applicable legal restrictions and comply with them. Total will not be liable for the violation of applicable legal restrictions by any person.

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